UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2013

Commission file number:	1-13988

DeVry Inc. Success Sharing Retirement Plan

A.	Full title of the plan:

DEVRY EDUCATION GROUP INC.
3005 HIGHLAND PARKWAY
DOWNERS GROVE, ILLINOIS 60515

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

REQUIRED INFORMATION

The Plan’s audited financial statements and other required information are included on pages 2-25.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following administrator of the DeVry Inc. Profit Sharing Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DeVry Inc. Profit Sharing Retirement Plan
(Name of Plan)

Date: June 27, 2013	By: /s/Donna Jennings
Donna Jennings – Administrator

Total Number of Pages       25

DEVRY INC.
SUCCESS SHARING RETIREMENT PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

FOR THE YEARS ENDED DECEMBER 31, 2013
AND DECEMBER 31, 2012

DEVRY INC.
SUCCESS SHARING RETIREMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available
for Benefits	5

Notes to Financial Statements	6 - 21

Supplemental Schedule:

Schedule of Delinquent Participant Contributions	22

Schedule of Assets (Held at End of Year)	23

Consent of Independent Registered Public Accounting Firm	24

Report of Independent Registered Public Accounting Firm

To the Audit and Finance Committee
DeVry Inc. Success Sharing Retirement Plan
Downers Grove, Illinois

We have audited the accompanying statements of net assets available for benefits of the DeVry Inc. Success Sharing Retirement Plan (the Plan) as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Delinquent Participant Contributions for the year ended December 31, 2013 and Schedule of Assets (Held at End of Year) as of December 31, 2013 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ McGladrey, LLP
McGladrey, LLP
Indianapolis, Indiana
June 27, 2014

DEVRY INC.
SUCCESS SHARING RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2013 AND 2012

	December 31, 2013	December 31, 2012
Assets

Investments (at fair value)	$498,252,182	$412,618,683

Receivables:
Participant contributions	1,170,281	1,668,638
Employer contributions	1,098,909	1,041,872
Notes receivable from participants	14,871,624	12,770,364
Other	36,800	51,307

Total assets	515,429,796	428,150,864

Liabilities

Operating payables	123,971	24,519
Other payables	1,890	26,735

Total liabilities	125,861	51,254

Net assets reflecting investments at fair value	515,303,935	428,099,610

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(2,339,017)	(3,723,142)

Net assets available for benefits	$512,964,918	$424,376,468

The accompanying notes are an integral part of these financial statements.

DEVRY INC.
SUCCESS SHARING RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2013 AND
DECEMBER 31, 2012

	Year Ended December 31, 2013	Year Ended December 31, 2012

Additions to net assets attributed to:
Investment income from interest and dividends	$11,434,609	$8,913,385
Net appreciation in fair value of investments	68,661,546	25,292,926
Participant contributions	32,023,320	32,879,064
Participant rollovers from other plans	3,266,015	2,536,049
Employer matching contributions	16,555,646	16,559,032
Employer discretionary contributions	12,869,209	13,985,896
Interest income on notes receivable from participants	561,800	516,336

Total additions	145,372,145	100,682,688

Deductions from net assets attributed to:
Benefits paid to participants	56,881,039	40,072,454
Investment and administrative expenses	219,884	205,368

Total deductions	57,100,923	40,277,822

Net increase before merger in	88,271,222	60,404,866

Merger in (Note 12)	317,228	241,254

Net increase after merger in	88,588,450	60,646,120

Net assets available for benefits:
Beginning of year	424,376,468	363,730,348
End of year	$512,964,918	$424,376,468

The accompanying notes are an integral part of these financial statements.

DEVRY INC.
SUCCESS SHARING RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.         Plan Description

The following description of the DeVry Inc. Success Sharing Retirement Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a participant-directed defined contribution plan with elective employee participation on a before-tax and after-tax basis under Section 401(k) of the Internal Revenue Code.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, (“ERISA”).  The Plan covers all United States of America employees of DeVry Education Group Inc. (“DeVry Group” or “Employer”) and its subsidiaries eligible on the date of hire to make employee contributions.  Participants are eligible for DeVry’s matching contributions on the first day of employment and discretionary contributions after completing ninety days of employment. New employees who were participants in other qualified retirement plans are permitted to transfer their vested account balances to the Plan.

DeVry Group is the administrator of the Plan. Fidelity Management Trust Company and affiliates serves as trustee of the Plan and performs certain administrative and record keeping services.

    Contributions

The Plan is funded by voluntary employee pretax contributions up to a maximum of $17,500 and $17,000, respectively, for calendar years ended December 31, 2013 and 2012.  All employees who were eligible to make elective deferrals under the Plan and who attained age 50 before the close of calendar years ended December 31, 2013 and 2012 were eligible to make catch-up contributions up to $5,500.  The Plan also permits after tax Roth contributions.  Participant contributions are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period.  The Plan has an auto enrollment feature for newly hired employees.  The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan, known as “rollover contributions.”

A participant can designate and change on a daily basis the proportions in which his/her contributions, as well as ongoing account balances, are allocated among the Plan’s active investment funds. The minimum allocation to each fund is 1%.  However, investments in the DeVry Education Group Inc. Stock Fund may be made only with current period contributions and are limited to 25% of these contributions. Prior account balances may not be allocated to this fund.

DeVry Group makes a matching employer contribution into the Plan of 100% of up to the first 4% of the participant’s compensation.  DeVry may also make a discretionary contribution in an amount determined annually.

Allocations to Participants

Each participant’s account is credited with the participant’s contribution and the DeVry Group  matching contribution on a bi-weekly basis.  DeVry Group does a true-up match annually to credit individual retirement plan participant's accounts for any match contributions not received as a result of reaching the annual limit on employee contributions earlier in the plan year.  A contribution receivable is recorded for employee deferrals and related DeVry Group matching contributions resulting from eligible wages earned through the Plan year-end but not paid until the following Plan year.  DeVry Group’s discretionary contribution, if any, is allocated to participants’ accounts following the end of DeVry Group’s June 30 fiscal year for which the contribution is declared. For the plan years ended December 31, 2013 and 2012, the discretionary contribution was $12,869,209 and $13,985,896, respectively (for DeVry Group’s fiscal years ended June 30, 2013 and 2012).  DeVry Group’s discretionary contribution for the fiscal year ended June 30, 2014 has not yet been declared.  It will be recorded as a contribution in the Plan’s financial statements for the year-ending December 31, 2014 and allocated to participants based on their compensation for the period July 1, 2013 to June 30, 2014.  Earnings of the Plan are allocated on a daily basis.  The investment options provided by the Trustee include mutual funds, a commingled trust, the DeVry Education Group Inc. Stock Fund which is a direct purchase stock fund, and the Prudential Fixed Income Fund which is a guaranteed investment fund.

Vesting

Participants are fully vested in their contributions and related investment earnings and losses at all times.  Prior to July 1, 2008, participants became fully vested in DeVry Group’s contributions and related investment earnings    and losses based upon the following vesting schedule:

Years of Service	Vesting %
1	20%
2	40%
3	60%
4	80%
5	100%

Effective July 1, 2008, participants began immediately vesting in DeVry Group’s contributions received on or after July 1, 2008, other than any discretionary contributions that may be made to the Plan by DeVry Group.  Discretionary contributions made by DeVry Group remain subject to the five year vesting schedule detailed above.

Withdrawals

A participant who has attained age 59½ may withdraw a portion (minimum of $1,000) or all of his/her account balance provided that a participant may make only one such withdrawal in any Plan year.

Hardship withdrawals are available according to provisions of the Plan if approved by the Plan Administrator, but are limited to the value of the participant's contributions and the participant's immediate financial need. In addition, participants are limited to one hardship withdrawal per year.  Earnings and DeVry Group contributions are not eligible for hardship withdrawals. Participants who receive a hardship withdrawal are prohibited from making contributions to the Plan for six months. In the case of a partial withdrawal made by a participant with an interest in more than one investment fund, the amount withdrawn from each of the participant's investment funds is in the same proportion as the value of his/her interest in each investment fund.

            Distributions

In the event of retirement or disability (as described in the Plan's provisions) or termination of employment for any reason other than death, and provided the value of the participant's account is in excess of $1,000, the participant may elect one of two distribution options or may defer either election to a later date. The two distribution options available are (1) receive a lump sum distribution or (2) receive a specified number of annual installments over a period of generally up to ten years.

In the event that a participant dies before the balance of his/her account has been distributed, the remaining balance of his/her account shall be distributed to the participant's beneficiaries in a lump sum distribution or installments.  If upon a participant's retirement, disability, or termination of employment the value of the participant's account is not in excess of $1,000, such participant receives an immediate distribution. For purposes of determining the account balance for involuntary distributions of vested benefits of $1,000 or less, the portion of the balance attributable to rollover contributions and allocable earnings will be considered.

Distributions are generally cash distributions; however, a participant who is entitled to a distribution and who has investments in whole or in part in the DeVry Stock Fund may elect, in writing, to have the value of his/her investment in the DeVry Stock Fund distributed in whole shares of DeVry’s Common Stock. Fractional shares are distributed in cash.

            Notes Receivable from Participants

A participant may borrow funds from his/her Plan account subject to the provisions of the Plan. A participant is eligible to have up to two outstanding loans at a given time and may borrow up to half the value of his/her Plan account (including any current loan balance), but no more than $50,000 less his/her highest outstanding loan balance during the preceding 12-month period. No notes will be made while any other note is in default. Notes are granted for a minimum term of one year, and up to a maximum of five years (ten years for a purchase of a principal residence); however, the participant may prepay the note at any time. Each note bears a fixed rate of interest determined at the inception of the note by the Plan Administrator. The fixed rate of interest applied to each note is the prime rate as published in the Wall Street Journal on the last business day of the month preceding the calendar month in which the participant requests the note plus 1.00%. As of December 31, 2013, note interest rates in effect ranged from 4.25% to 8.75% with various maturity dates. Payment of the note is made in substantially level payments through payroll deductions. Payments of principal and interest are allocated to the investment funds elected for current contributions. A participant may continue to contribute to the Plan while he/she has an outstanding note balance.

Forfeitures

Any portion of a participant’s account balance in which the participant is not vested upon termination of employment constitutes forfeiture.  As of December 31, 2013 and 2012, forfeited nonvested accounts totaled $1,329,878 and $661,128, respectively.  As of January 1, 2009, the Plan provides that forfeitures are to be used to pay Plan administrative expenses or to reduce employer contributions.  For forfeitures prior to January 1, 2009, the Plan provides that forfeitures relating to matching contributions were to be used to pay Plan administrative expenses or to reduce employer contributions and forfeitures relating to DeVry Group’s discretionary contributions were to be allocated to eligible participants in the same way as DeVry Group’s discretionary contributions to the extent such forfeitures were not used to pay Plan administrative expenses or to reduce employer contributions.  For the plan year ended December 31, 2013, approximately $1,273,189 of forfeitures was utilized to reduce contributions. For the plan year ended December 31, 2012, approximately $3,425,542 of forfeitures was utilized to reduce contributions. Of that amount, $1,283,086 was used to fund the Voluntary Correction Program, (VCP).  Refer to Note 11 for further disclosure on the Voluntary Correction Program.  No expenses were paid from forfeitures as of December 31, 2013 and 2012.

2.        Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Authoritative guidance requires that investment contracts held by a defined contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by authoritative guidance, the Statements of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Valuation of Assets and Income Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation/(depreciation) in the fair value of its investments which consists of the related gains/(losses) and the unrealized appreciation/(depreciation) on those investments.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant notes are reclassified as distributions based upon the terms of the Plan document.

Distributions to Withdrawing Participants

Distributions to withdrawing participants are recorded when paid.

Expenses

Investment expenses incurred by the manager of the funds and directly related administrative expenses are deducted from the earnings of the Plan. Other administrative expenses are paid by DeVry Group.

Subsequent Events

The Plan Administrator monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued.  All subsequent events of which the Plan Administrator was aware were evaluated through the date that these financial statements were issued.

Recent Accounting Pronouncements

In October 2012, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2012-04, Technical Corrections and Improvements. The amendments in this update cover a wide range of topics in the Accounting Standards Codification, including plan accounting. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update are effective for fiscal periods beginning after December 15, 2012, except for amendments in this update where there was no transition guidance which were immediately effective upon issuance. The impact of adopting ASU 2012-04 was not significant to the Plan’s financials.

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)—Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements (as defined in Note 5 below). ASU 2011-04 is effective for the Plan for the year ended December 31, 2012. See Note 5 for impact of adoption.

3.         Investments

The investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31, 2013 and 2012 were as follows:

	December 31, 2013	December 31, 2012
Investments at Fair Value:
Fidelity Large Cap Core Fund (Commingled Fund)	$40,909,552	$-
Bank of America Large Cap Core Fund (Commingled Fund)	-	34,620,975
Dodge and Cox Balanced Fund	31,134,061	24,271,058
Prudential Income Fund (Insurance Contract)	52,171,063	53,196,819
Fidelity Small Cap Independence Fund	32,046,228	25,734,940
Fidelity Retirement Government Money
Market Fund	34,776,755	34,114,047
PIMCO Total Return Fund	28,411,875	33,371,199
Vanguard Target Retirement 2025	40,237,418	28,688,166
Vanguard Target Retirement 2035	38,531,600	27,598,572
Vanguard Target Retirement 2045	53,596,900	39,250,490

The Plan’s investments (including investments bought, sold and held during the year) appreciated/ (depreciated) in value as follows:

	Year Ended	Year Ended
	December 31, 2013	December 31, 2012
Mutual funds:
Small cap	$7,460,995	$2,823,446
Mid cap	861,279	237,999
Large cap	12,700,614	5,612,374
International	3,637,725	3,198,083
Blended fund investments	29,465,453	13,990,727
Bond fund investments	(1,646,450)	841,274
Common stocks	5,183,640	(6,167,335)
Commingled funds	10,998,290	4,756,358
Net appreciation in fair value of investments	$68,661,546	$25,292,926

4.        Insurance Contracts

The Plan has entered into a benefit-responsive insurance contract with Prudential Retirement (“Prudential”).  The fully benefit-responsive guaranteed investment contract provides preservation of principal, maintains a stable interest rate, and provides daily liquidity at contract value for participant withdrawals and transfer in accordance with the provisions of the Plan.  The fund is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed insurance contracts are fully benefit-responsive, contract value is the relevant measurement attributable for that portion of the net assets available for the benefits attributable to the guaranteed insurance contract.  Contract value, as reported to the Plan by Prudential, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of the investment at contract value.

There are no reserves against contract value for credit risk of a contract issuer or otherwise.  The fair value of the insurance contract at December 31, 2013 and 2012 was $52,171,063 and $53,196,819, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than zero percent.  Such interest rates are reviewed on an annual basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer.  Such events include, but are not limited to layoffs, Plan termination, business closings, re-organizations, liquidations and the failure of the Plan to qualify under Section 401(a) or Section 401(k) of the IRC.  The Plan Administrator does not believe that any events which would limit the Plan’s ability to transact at contract value with participants are probable of occurring.

The guaranteed insurance contract does not permit Prudential to terminate the agreement prior to the scheduled maturity date.

	Year Ended	Year Ended
Average Yields	December 31, 2013	December 31, 2012
Based on actual earnings (1)	3.65%	3.87%
Based on interest rate credited to participants (2)	3.67%	3.99%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.

5.        Fair Value Measurements

Authoritative guidance establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The guidance defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants.  The guidance also specifies a fair value hierarchy based upon the observability of inputs used in valuation techniques.  Observable inputs (highest level) reflect market data obtained from independent sources, while unobservable inputs (lowest level) reflect internally developed market assumptions.  In accordance with authoritative guidance, fair value measurements are classified under the following hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2– Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs or significant value-drivers are observable in active markets.

Level 3 – Model-derived valuations in which one or more significant inputs or significant value-drivers are unobservable.

When available, DeVry Group uses quoted market prices to determine fair value, and such measurements are classified within Level 1.  In some cases where market prices are not available, DeVry Group makes use of observable market based inputs to calculate fair value, in which case the measurements are classified within Level 2.  If quoted or observable market prices are not available, fair value is based upon internally developed models that use, where possible, current market-based parameters such as interest rates and yield curves.  These measurements are classified within Level 3.

To assess the appropriate classification of investments within the fair value hierarchy, the availability of market data is monitored.  Changes in economic conditions or valuation techniques may require the transfer of investment from one fair value level to another.  In such instances, the transfer is reported at the end of the reporting period.  Management evaluates the significance of transfers between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits.  For the year ended December 31, 2013, there were no transfers in or out of Levels 1, 2, or 3.

Fair value measurements of assets and liabilities are classified according to the lowest level input or value-driver that is significant to the valuation.  A measurement may therefore be classified within Level 3 even though there may be significant inputs that are readily observable.

Following is a description of the valuation methodologies used for assets measured at fair value.

Money Market and Mutual Funds: Valued at the net asset value of shares held by the Plan at year-end.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Commingled Funds: Valued at net asset value per unit held by the Plan at year-end as quoted by the funds. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.  Participant transactions may occur daily.

Insurance Contracts: Valued by summing the product of each investment year’s market value factor as of the Plan year-end by the particular contract’s balance within the investment year and dividing the result by the contract’s total investment year balance to arrive at a composite market value factor for the contract.  The contract-specific composite market value factor is then multiplied by the contract value to determine the estimated fair value.  Since the participants transact at contract value, fair value is determined annually for financial statement reporting purposes only.   In determining the reasonableness of the methodology, the Plan’s investment committee evaluates a variety of factors including review of historical earnings trends of the contract, economic conditions, industry and market developments and overall credit ratings.  Certain unobservable inputs are assessed through review of contract terms, while others are substantiated utilizing available market data.

The preceding methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investments at fair value on a recurring basis as of December 31, 2013 and 2012.

As of December 31, 2013	Level 1	Level 2	Level 3	Total
Money Market and Mutual Funds:
Small cap	$32,046,228	$-	$-	$32,046,228
Mid cap	5,414,264	-	-	5,414,264
Large cap	63,957,799	-	-	63,957,799
International	24,720,918	-	-	24,720,918
Blended fund investments	199,965,738	-	-	199,965,738
Bond fund investments	28,411,875	-	-	28,411,875
Money market funds	35,783,897	-	-	35,783,897
Common Stocks	14,870,848	-	-	14,870,848
Commingled Funds	-	40,909,552	-	40,909,552
Insurance Contracts	-	-	52,171,063	52,171,063
Total investments at fair value	$405,171,567	$40,909,552	$52,171,063	$498,252,182

As of December 31, 2012	Level 1	Level 2	Level 3	Total
Money Market and Mutual Funds:
Small cap	$25,734,940	$-	$-	$25,734,940
Mid cap	4,035,653	-	-	4,035,653
Large cap	46,912,351	-	-	46,912,351
International	19,389,290	-	-	19,389,290
Blended fund investments	149,625,283	-	-	149,625,283
Bond fund investments	33,371,199	-	-	33,371,199
Money market funds	35,122,644	-	-	35,122,644
Common Stocks	10,609,529	-	-	10,609,529
Commingled Funds	-	34,620,975	-	34,620,975
Insurance Contracts	-	-	53,196,819	53,196,819
Total investments at fair value	$324,800,889	$34,620,975	$53,196,819	$412,618,683

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments and the significant unobservable inputs and the range of values for those inputs for the years ended December 31, 2013 and December 31, 2012.

At December 31, 2013
Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs (1)	Range of Significant Input Values	Weighted Average

Guaranteed investment Contract	$52,171,063	Contract Specific Market Value Factor	Yield Rate	3.85%-7.58%	3.65%

			Composite Market Value Factor	0.99-1.07

At December 31, 2012
Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs (1)	Range of Significant Input Values	Weighted Average

Guaranteed investment Contract	$53,196,819	Contract Specific Market Value Factor	Yield Rate	3.85%-7.58%	3.87%
			Composite Market Value Factor	1.03-1.10

(1)The significant unobservable inputs used in the fair value measure of the reporting entity’s guaranteed investment contracts are the earnings at guaranteed crediting rate and the composite market value factor.  Significant increases (decreases) in either of these inputs would result in significantly higher (lower) fair value measurements, respectively.

The following tables set forth a summary of changes in the fair value of the Plan’s Level 3 assets for the years ended December 31, 2013 and December 31, 2012.

Insurance
Contract
Fair value, January 1, 2013	$53,196,819
Unrealized losses relating to instruments still held at reporting date	(1,384,372)
Accrued interest	1,816,176
Sales	(3,208,430)
Purchases	1,750,870
Fair value, December 31, 2013	$52,171,063

Insurance
Contract
Fair value, January 1, 2012	$50,285,283
Unrealized gains relating to instruments still held at reporting date	1,427,323
Accrued interest	1,983,364
Sales	(1,688,436)
Purchases	1,189,285
Fair value, December 31, 2012	$53,196,819

The following tables set forth the fair value of investments at December 31, 2013 and 2012 in certain funds that calculate net asset value per share:

At December 31, 2013
		Unfunded	Redemption	Redemption
Investment	Fair Value	Commitment	Frequency	Notice Period

Fidelity Large Cap Core Fund 1	$40,909,552	$-	Immediate	60 days
Total	$40,909,552	$-

At December 31, 2012
		Unfunded	Redemption	Redemption
Investment	Fair Value	Commitment	Frequency	Notice Period

Bank of America Large Cap Core Fund 1	$34,620,975	$-	Immediate	60 days
Total	$34,620,975	$-

1This category is a commingled fund which includes primarily domestically traded equity securities on U.S. exchanges.  Investments in this category can be redeemed immediately at the current net asset value per share based on the fair value of the underlying assets.  The fair value of investments in this category has been estimated using the net asset value per share of the fund.

6.        Income Tax Status

The Internal Revenue Service has determined and informed DeVry Group by a letter dated November 1, 2010, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”).  Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  The Plan sponsor has indicated that it will take the necessary steps, if any, to correct any failure to operate the Plan in compliance with the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2010.

7.        Plan Termination

DeVry Group anticipates that the Plan will continue without interruption but reserves the right to terminate or freeze the Plan at any time. In the event the Plan is terminated or frozen, all amounts not yet allocated to the participants’ accounts will be allocated in accordance with the provisions of the Plan. The resultant participants’ accounts then become fully vested. If the Plan is terminated, the assets in the Plan will be completely distributed. If the Plan is frozen, the assets of the Plan will be retained in the Plan for distribution at such time and in such a manner as the Plan provides.

8.         Investment Risk

The Plan provides for various investment options including DeVry Common Stock and a number of mutual funds, a commingled fund and an insurance contract all of which invest in stocks, bonds, and other investment securities. Certain investment securities are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

9.        Related-Parties and Party-in-Interest Transactions

At December 31, 2013 and 2012, a significant portion of the Plan's assets were invested in investment funds advised by Fidelity Management & Research Company (“FMR”), an affiliate of Fidelity Management Trust Company (“FMTC”), the Plan's Trustee. Fidelity Investments Institutional Operations Company, the Plan's record keeper, is also an affiliate of FMTC and FMR.

At December 31, 2013, the Plan held 418,897 shares of DeVry Education Group Inc. Common Stock valued at $14,870,848. At December 31, 2012, the Plan held 447,094 shares of DeVry Education Group Inc. Common Stock valued at $10,609,529.

10.      Reconciliation of Financial Statements to Form 5500

    The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to the Form 5500.

	December 31,	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$512,964,918	$424,376,468

Investments- participant loans	14,658,985	12,618,586

Investments	(2,339,016)	-

Notes receivable from participants	(14,871,624)	(12,770,364)

Adjustment for participant and employer contributions receivable allocated to participant accounts and other	(2,269,190)	(2,710,510)

Adjustment from fair value to contract value for fully benefit- responsive investment contracts	2,339,017	3,723,142

Other	-	(2)
Net assets available for benefits per the Form 5500	$510,483,090	$425,237,320

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the years ended December 31, 2013 and December 31, 2012, to Form 5500:

	Year Ended	Year Ended
	December 31,	December 31,
	2013	2012
Net increase in net assets available for benefits per the financial statements prior to merger	$88,271,222	$60,404,866
Adjustment for participant and employer contributions and other	(3,342,680)	330,289
Net increase in net assets available for benefits per Form 5500	$84,928,542	$60,735,155

11.      Voluntary Correction Program

The Plan filed a Voluntary Correction Program (VCP) submission with the IRS to address the manner in which Plan forfeitures were allocated to Plan participants and used for Plan expenses.  In November 2011, the Internal Revenue Service approved the method to allocate the forfeitures to the appropriate employees.  The approach was executed and the forfeitures were allocated in May 2012.  This item did not have a material impact on the Plan’s net assets available for benefits, nor did the VCP submission affect the Plan’s tax status.

12.      Plan Merger

In March 2013, the plan assets of Falcon Physicians Reviews 401(k) Plan were merged into the Plan.  Net assets of approximately $317,000 were transferred to the Plan on March 1, 2013.  In November 2012, the plan assets of the American University of the Caribbean School of Medicine, Medical Education Services, Inc. 401(k) Plan were merged into the Plan.  Net assets of approximately $241,000 were transferred to the Plan on November 1, 2012.

13.      Nonexempt Transactions

During the year ended December 31, 2013, the Plan engaged in prohibited transactions related to the late deposit of employee deferrals and loan repayments totaling $1,630,467. The late deposit amount plus lost earnings were deposited to the trust in 2013 and 2014.  The plan sponsor will file Form 5330 and pay the applicable excise tax to the IRS in 2014.  The excise tax payments will be made from the plan sponsor’s assets and not from assets of the Plan.

During the year ended December 31, 2012, the Plan engaged in prohibited transactions related to the late deposit of employee deferrals and loan repayments totaling $279,895. The late deposit amount plus lost earnings were deposited to the trust in 2013.  The plan sponsor notified the affected plan participants and paid the applicable excise tax to the IRS in 2013.  The excise tax payments were made from the plan sponsor’s assets and not from assets of the Plan.

DeVry Inc. Success Sharing Retirement Plan
SCHEDULE H, LINE 4a—SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
For the year ended December 31, 2013

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included: X	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$279,895	$ —	$ —	$ —	$ 279,895
$1,630,467	$1,630,467	$ —	$ —	$ —

Participant contributions and loan repayments were remitted untimely during the year ended December 31, 2013. The participant contributions and loan repayments totaling $1,630,467, and the related lost earnings, were deposited to the trust in 2013 and 2014. The plan sponsor notified the affected plan participants and will pay the applicable excise tax to the IRS in 2014. The excise tax payments will be made from the plan sponsor’s assets and not from assets of the Plan.

Participant contributions and loan repayments were remitted untimely during the year ended December 31, 2012. The participant contributions and loan repayments totaling $279,895, and the related lost earnings, were deposited to the trust in 2013. The plan sponsor notified the affected plan participants and the applicable excise tax to the IRS in 2013. The excise tax payments were made from the plan sponsor’s assets and not from assets of the Plan.

DEVRY INC. SUCCESS SHARING RETIREMENT PLAN

PLAN NO. 001; PLAN EIN: 36-3150143

Form 5500, Schedule H, Part IV, Line 4(i)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AT DECEMBER 31, 2013

(a)	(b)	(c)	(d)	(e)

	Identity of issue, borrower, lessor, or similar party	Description of investment	Cost**	Current Value

*	Fidelity Management Trust Company	Small Cap Independence Fund (1,224,072.897 shares)		$32,046,228
*	Fidelity Management Trust Company	Retirement Government Money Market Fund (34,776,754.690 shares)		34,776,755
*	Fidelity Management Trust Company	Spartan 500 Index Inst Fund (345,171.535 shares)		22,605,284
*	Fidelity Management Trust Company	Vanguard Large Cap Core Fund (Commingled Fund, 2,357,899.232 shares)		40,909,552
	American Funds	The Growth Fund of America (517,904.794 shares)		22,124,893
	Prudential Life Insurance Company	Income Fund (Insurance Contract 52,171,063.000 shares)		52,171,063
*	Fidelity Management Trust Company	Fidelity Short Term Interest Money Market Fund (1,006,465.21 shares)		1,006,465
	PIMCO	Total Return Fund (Institutional Class) (2,657,799.376 shares)		28,411,875
	Lazard	Emerging Markets Equity (185,262.209 shares)		3,458,845
	William Blair	Mid Cap Growth (347,513.761 shares)		5,414,264
	American Funds	American Mutual Fund Class R5 (552,359.148 shares)		19,227,622
	Dodge and Cox	Balanced Fund (316,724.934 shares)		31,134,061
	Causeway Capital Management	International Value Fund (Institutional Class) (1,323,091.020 shares)		21,262,073
	The Vanguard Group, Inc.	Target Retirement Income Fund (557,973.699 shares)		6,974,671
	The Vanguard Group, Inc.	Target Retirement Fund 2015 (1,592,939.883 shares)		23,527,722
	The Vanguard Group, Inc.	Target Retirement Fund 2025 (2,554,756.674 shares)		40,237,418
	The Vanguard Group, Inc.	Target Retirement Fund 2035 (2,269,234.396 shares)		38,531,600
	The Vanguard Group, Inc.	Target Retirement Fund 2045 (3,017,843.478 shares)		53,596,900
	The Vanguard Group, Inc.	Target Retirement Fund 2055 (196,486.524 shares)		5,963,366
*	Participant Loans- Various Participants	Participant loans with interest rates of 4.25% to 8.75%		14,658,985
*	Corporate Stock	DeVry Stock Fund (418,897.124 shares)		14,870,848
*	Cash- Fidelity Investments	Money Market Fund (677.02 shares)		677

				$512,911,167

	*Indicates party-in-interest
	** These investments are participant directed and, therefore, cost information is not required to be presented